UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Proved Reserves in 2023

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Rio de Janeiro, January 26, 2024 – Petróleo Brasileiro S.A. – Petrobras discloses its proved reserves of oil, condensate and natural gas, according to SEC (US Securities and Exchange Commission) regulation, estimated at 10.9 billion barrels of oil equivalent (boe), as of December 31, 2023. Oil and condensate, and natural gas correspond to 84% and 16% of this total, respectively.

In 2023, Petrobras maintained its trajectory of reserves addition (1.5 billion boe), with focus on profitable assets and aligned to our search for a just energy transition. The organic reserve replacement index (IRRorg), that is, disregarding sales effects, reached 168% of this year's production, turning the last three-year period IRRorg the highest in the Company's history, amounting to 207%.

This reserves addition occurred mainly due to the good performance of our assets, with emphasis on the Búzios, Tupi and Atapu fields, in Santos Basin, and the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in Campos Basin. We did not have relevant changes related to the variation in the oil price. The evolution of proved reserves is shown in the graph below.

[1] Does not consider: (a) natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina; (b) volumes of injected gas; (c) production from extended well tests in exploration blocks; and (d) production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

The ratio between proved reserves and production (R/P ratio) remained in 12.2 years.

Considering the expected production for the coming years, it is essential to continue investing in maximizing the recovery factor and mainly in exploration of new frontiers, to replace oil and gas reserves.

Petrobras historically submits at least 90% of its proved reserves according to SEC definition to independent evaluation. Currently, this evaluation is conducted by DeGolyer and MacNaughton (D&M).

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) definitions. As of December 31, 2023, the proved reserves according to these definitions reached 11.1 billion barrels of oil equivalent (boe). The differences between the reserves estimated by ANP/SPE definitions and those estimated using SEC regulation are mainly due to different economic assumptions and the possibility of considering as reserves the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil according to ANP reserves regulation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer